

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2022

Tony Lauro, II
Chief Financial Officer
BlockFi Lending LLC
201 Montgomery Street
Suite 263
Jersey City, NJ 07302

> **Re: BlockFi Lending LLC**
> **Application for Qualification of Indenture on Form T-3**
> **Filed March 24, 2022**
> **File No. 022-29099**

Dear Mr. Lauro:

This is to advise you that we have not reviewed and will not review your filing.

Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the application as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act as they relate to the qualification of the indenture.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance